SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
Arconic Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
03965L100
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 2, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

11,296,959

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

11,296,959

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,296,959

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,006,041

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,006,041

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,006,041

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,006,041

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

24,006,041

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,006,041

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.
Item 1 is hereby amended and restated to read as follows:
This statement relates to the shares of Common Stock, $1.00 par value (the "Common Stock"), of Arconic Inc. (the "Issuer"). The Issuer's principal executive office is located at 390 Park Avenue, New York, New York 10022.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
Elliott Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $197,098,729.  The aggregate purchase price of the call options owned by Elliott is approximately $1,611,840.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $418,801,251.  The aggregate purchase price of the call options owned by Elliott International is approximately $3,425,160.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
This Schedule 13D is being amended as a result of an increase in the Reporting Persons' combined economic exposure from approximately 7.5% to approximately 9.0%. The Reporting Persons believe that following the recently completed separation, the Issuer's shares are dramatically undervalued and represent an attractive investment opportunity. The Reporting Persons intend to engage in private discussions with the Issuer regarding opportunities to improve operating performance and enhance shareholder value consistent with the terms of the agreement between the Reporting Persons and the Issuer dated February 1, 2016.
ITEM 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) As of the close of business on November 4, 2016, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 9.0% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 438,471,245 shares of Common Stock outstanding as of September 30, 2016, which is the total number of shares of Common Stock outstanding as reported Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2016.
As of the close of business on November 4, 2016, Elliott beneficially owned 11,296,959 shares of Common Stock, including 1,488,960 shares of Common Stock underlying currently exercisable options, constituting approximately 2.6% of the shares of Common Stock outstanding.
As of the close of business on November 4, 2016, Elliott International beneficially owned 24,006,041 shares of Common Stock, including 3,164,040 shares of Common Stock underlying currently exercisable options, constituting approximately 5.5% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 24,006,041 shares of Common Stock beneficially owned by Elliott International, constituting approximately 5.5% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 35,303,000 shares of Common Stock, including 4,653,000 shares of Common Stock underlying currently exercisable options, constituting approximately 8.1% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 0.9% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 1,312,000 and 2,788,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to less than 1% and less than 1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 0.9% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares").  The Reporting Persons disclaim beneficial ownership in the Subject Shares.
Elliott has purchased from counterparties call options that carry the right to call from such counterparties, among other things, up to 1,488,960 shares of Common Stock at a price of $11 per share, if such right is exercised prior to or on April 21. 2017.
Elliott International has purchased from counterparties call options that carry the right to call from such counterparties, among other things, up to 3,164,040 shares of Common Stock at a price of $11 per share, if such right is exercised prior to or on April 21, 2017.
On November 23, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	November 4, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
04-Nov-2016	Common Stock	288,000.00	17.7216
03-Nov-2016	Common Stock	176,000.00	17.6045
02-Nov-2016	Common Stock	320,000.00	18.1301
01-Nov-2016	Common Stock	680,000.00	21.5700
01-Nov-2016	Common Stock	566.00	21.5700
01-Nov-2016	Common Stock	5,424,767.00	21.5700
01-Nov-2016	Common Stock	226,666.00	21.4400
01-Nov-2016	Common Stock	188.00	21.4400
01-Nov-2016	Common Stock	1,808,255.00	21.4400

All of the above transactions were effected on the open market.
Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on October 21, 2016:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
16-Sep-2016	(13,120)	0.0700	Open Market
13-Sep-2016	(33,410)	0.0900	Open Market

Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on January 20, 2017:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	(32,000)	0.1000	Open Market
13-Sep-2016	32,000	0.3700	Open Market

Transactions Effected by Elliott Associates, L.P. in Call Options at $11 Expiring on April 21, 2017:
Date	Amount of Securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	32,000	0.2600	Open Market
16-Sep-2016	13,120	0.5600	Open Market

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
01-Nov-2016	Common Stock	2,918,666.00	21.5700
01-Nov-2016	Common Stock	972,888.00	21.4400

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
04-Nov-2016	Common Stock	612,000.00	17.7216
03-Nov-2016	Common Stock	374,000.00	17.6045
02-Nov-2016	Common Stock	680,000.00	18.1301
01-Nov-2016	Common Stock	1,100.00	21.5700
01-Nov-2016	Common Stock	6,198,000.00	21.5700
01-Nov-2016	Common Stock	11,531,901.00	21.5700
01-Nov-2016	Common Stock	1,445,000.00	21.5700
01-Nov-2016	Common Stock	3,843,967.00	21.4400
01-Nov-2016	Common Stock	481,666.00	21.4400
01-Nov-2016	Common Stock	366.00	21.4400
01-Nov-2016	Common Stock	2,066,000.00	21.4400

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on October 21, 2016:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
16-Sep-2016	(27,880)	0.0700	Open Market
13-Sep-2016	(66,590)	0.0900	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on January 20, 2017:
Date	Amount of Securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	(68,000)	0.1000	Open Market
13-Sep-2016	68,000	0.3700	Open Market

Transactions Effected by Elliott International, L.P. in Call Options at $11 Expiring on April 21, 2017:
Date	Amount of Securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
18-Oct-2016	68,000	0.2600	Open Market
16-Sep-2016	27,880	0.5600	Open Market